PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated May 5, 2008)	File No. 333-150277

IMMUNOCELLULAR THERAPEUTICS, LTD.

This Prospectus Supplement supplements our Prospectus dated May 5, 2008. This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in our Prospectus.

Status of Product Candidate Development Programs

We recently completed our Phase I clinical trial with ICT-107, a dendritic cell-based vaccine for treating brain tumors. The trial enrolled 19 patients and the vaccine was well tolerated, with no significant adverse events reported. Of the 19 patients enrolled, 17 patients are still alive, with eight patients surviving at least one year after the surgery that preceded their vaccine treatment. Ten patients were evaluated for immune responses, and five of them had a significant response to at least one tumor-associated antigen. Patients demonstrating an immune response are exhibiting a trend toward longer overall survival.

The preliminary data from our ICT-107 trial is encouraging and supports our view that immune therapies can potentially provide survival benefits for brain tumor patients. In January 2009, we completed a strategic review of our cancer vaccine and molecular antibody programs in light of our limited resources and the difficulty for biotech companies to access additional capital under current market conditions. A goal of our strategic review was to establish a plan for continued aggressive development of our most promising product candidates consistent with our current limited financial resources (as of December 31, 2008, we had approximately $3.1 million of cash and short-term investments). As part of that review, we concluded that our cancer stem cell vaccine product-candidate for brain and other cancers, ICT-121, which is being developed as a non patient-specific “off the shelf” vaccine, holds greater commercial potential for us than ICT-107, which is a patient-specific therapy. Accordingly, we have decided to focus our efforts on development of ICT-121 and to not continue development of ICT-107 at this time.

In December 2008, we met with the FDA to ascertain the IND filing requirements for our proposed Phase I clinical trial with ICT-121 for the treatment of brain tumors. In connection with that meeting, the FDA has requested that we perform an animal toxicology study to characterize the immunogenicity and safety profile of ICT-121 before we file this IND. We are discussing with the FDA whether we can eliminate this requirement and, if not, what would be the specific parameters for this study. Animal studies are often time-consuming and expensive to perform. Depending on the requirements for any animal study we are required to perform, completing this study could take a substantial period of time and entail a material expense that could significantly delay or even render impracticable with our current financial resources our filing of the IND and commencing the Phase I trial that we had planned to initiate in the second quarter of 2009. Moreover, if the results of this study were adverse, it might require us to further delay or abandon our proposed IND filing.

We are continuing development of our molecular antibody product candidates, ICT-37 and ICT-109, for the diagnosis and treatment of small cell lung cancer. In light of the potential need to access other technology to combine our antibodies with other cancer killing technologies and the significant projected pre-clinical development costs for these antibodies, we plan during 2009 to seek partners or licensees to develop these product candidates.

Modification of Terms of Outstanding Warrants

There are 6,412,583 shares of our common stock issuable upon the exercise of common stock purchase warrants held by some of our securityholders. These warrants were issued to certain securityholders of Spectral Molecular Imaging in connection with our merger with that company or in connection with certain private placements that we completed in 2006 and 2007. Under the original terms of these warrants, warrants to purchase 300,000 shares of our common stock at $0.15 per share had an expiration date of January 30, 2009 and warrants to purchase 6,112,583 shares of our common stock at $2.50 per share had expiration dates from

January 29, 2009 through May 6, 2009. In January 2009, we extended the expiration date for all of these warrants to June 30, 2009 and lowered the exercise price for all of these warrants with a $2.50 per share exercise price to $0.25 per share. All of the other terms of these warrants remain unchanged.

Risk Factors

The risk factors in the “Risk Factors” section of the Prospectus that are captioned “As an early stage small company that will be competing against numerous large, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us, we will be at a significant competitive disadvantage,” “Our patents may not protect the proprietorship of our products,” and “The manufacture, use or sale of our current product candidates or any future product candidates may infringe on the patent rights of others, and we may be forced to litigate if an intellectual property dispute arises” are replaced in full with the following respective risk factors:

As an early stage small company that will be competing against numerous large, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us, we will be at a significant competitive disadvantage.

The pharmaceutical and biopharmaceutical industry is characterized by intense competition and rapid and significant technological changes and advancements. Many companies, research institutions and universities are doing research and development work in a number of areas similar to those that we focus on that could lead to the development of new products which could compete with and be superior to our product candidates.

Most of the companies with which we compete have substantially greater financial, technical, research, manufacturing, marketing, distribution and other resources than those of ours. A number of these companies may have or may develop technologies for developing products for treating various diseases, including brain cancers, that could prove to be superior to ours. We expect technological developments in the pharmaceutical and biopharmaceutical and related fields to occur at a rapid rate, and we believe competition will intensify as advances in these fields are made. Accordingly, we will be required to continue to devote substantial resources and efforts to research and development activities in order to potentially achieve and maintain a competitive position in this field. Products that we develop may become obsolete before we are able to market them or to recover all or any portion of our research and development expenses. We will be competing with respect to our products with companies that have significantly more experience and expertise in undertaking preclinical testing and human clinical trials with new or improved therapeutic products and obtaining regulatory approvals of such products. A number of these companies already market and may be in advanced phases of clinical testing of various drugs that will or may compete with our current product candidates or other future potential product candidates. Our competitors may develop or commercialize products more rapidly than we do or with significant advantages over any products we develop. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business.

In addition to larger pharmaceutical or biopharmaceutical companies that may develop different competing technologies or technologies within the cellular and stem cell field, we will be competing with a number of smaller biotechnology companies that are focused on cellular therapy and cancer vaccine technologies, which may include among others AVANT Therapeutics, Dendreon, Northwest Biotherapeutics, Antigenics, NeuralStem, Geron, NeuroNova, ReNeuron, Stemcells, Inc., Advanced Cell Technology and Osiris Therapeutics. We are aware that Dendreon and Northwest Biotherapeutics have conducted clinical trials with cancer vaccine product candidates utilizing dendritic cells (including a Northwest Biotherapeutics candidate for treating brain tumors), and AVANT Therapeutics is also currently conducting clinical trials to treat glioblastoma with their cancer vaccine. Other existing and new companies that may enter the field, may also be developing vaccines of this type.

Drugs targeting cancer stem cells is a new emerging field, and a number of companies are developing products that are in various stages of clinical or preclinical development. We will be competing with these companies, which may have more resources than us. This list may include among others ChemGenex, GlaxoSmithKline, Geron, Stemline Therapeutics, OncoMed Pharmaceuticals, Raven and Arius Research. In addition, a number of academic and research centers are doing research in this area which may be commercialized by new or existing companies.

A number of monoclonal antibody products currently are being marketed for the treatment of cancer, including Rituxan®, Herceptin®, Compath®, Avastin®, Erbitux®, Vectibix®, Zevatin®, and Bexxar®, and numerous other monoclonal antibody based products are under development for the treatment of cancer. Accordingly, our monoclonal antibody products, if marketed, can be expected to compete with a number of monoclonal antibody products (as well as other products for the treatment of cancer) that are well established and marketed by substantial organizations.

Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed, some of which may be directly competitive with our lead product candidate or any future product candidates. The governments of a number of foreign countries are aggressively investing in cellular therapy research and promoting such research by public and private institutions within those countries. These domestic and foreign institutions and governmental agencies, along with pharmaceutical and specialized biotechnology companies, also can be expected to compete with us in recruiting qualified scientific personnel.

Our patents may not protect the proprietorship of our products.

Our ability to compete successfully will depend significantly on our ability to defend patents that may have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others or others infringing on our proprietary rights. Although Cedars-Sinai as our licensor has filed applications relative to our cancer vaccine technology, we are responsible going forward to prosecute these patent applications. We do not currently own or have licensed rights to any issued patents covering our cancer vaccine technology, and there is no guarantee that these patent applications will lead to issued patents.

Issuance of patents based upon the various patent applications licensed from Cedars-Sinai will depend upon the U.S. and foreign patent agencies being able to determine that the claims made in these applications were not already publicly known or were not obvious from prior published patents and literature, including the extensive previous vaccine work performed and published by Dr. John Yu and other researchers at Cedars-Sinai. One of the provisional applications in the licensed portfolio covered the use of a specific antigen, TRP-2, in vaccines. We have decided that in light of our present research interests and commercial strategies, as well as prior published literature, we will not pursue this application. Although TRP-2 is one of the antigens used in our lead vaccine product candidate, we have been seeking patent protection for this vaccine through our licensed multiple antigen patent application and not through the withdrawn TRP-2 patent application. The TRP-2 patent application did not cover in any material respect the technology incorporated in any other potential vaccine product candidate that we are currently contemplating for future development. Another patent application that we licensed from Cedars-Sinai and that we have been pursuing was recently rejected by the U.S. Patent and Trademark Office based on prior art. This patent application covers the treatment of brain and other cancers by a combination of a dendritic cell-based vaccine and chemotherapy. We are seeking patent protection for our lead vaccine product candidate primarily through our licensed multiple antigen patent application. While we are continuing to pursue claims in our recently rejected combination therapy application, we are not dependent on any of the claims in the combination therapy application being granted in order to complete the development of or to commercialize our lead vaccine product candidate or any other potential vaccine product that we are currently contemplating for future development.

Even if we are able to obtain patent protection for our lead vaccine product candidate or any of our other current or future product candidates, there is no guarantee that the coverage of these patents or the existing patents we own covering our monoclonal antibody based technology, will be sufficiently broad to protect us from competitors or that we will be able to enforce our patents against potential infringement by third parties. Patent litigation is expensive, and we may not be able to afford the costs. We may not become aware on a timely basis that products we are developing or marketing infringe the rights of others, nor may we be able to detect unauthorized use or take appropriate and timely steps to enforce our own intellectual property rights. Protecting our intellectual property rights may also consume significant management time and resources.

Dr. John Yu, a co-inventor of our cellular-based therapy technology who serves as our Chairman of the Board, is employed by Cedars-Sinai, which may assert that future intellectual property generated by Dr. Yu belongs to that institution rather than to us, and we may be required to seek a license from Cedars-Sinai for any such rights. We acquired our monoclonal antibody related technology from Molecular Discoveries, but third parties who previously employed that company’s lead scientist could potentially assert ownership claims to the technology. We do not have any issued patents or patent applications covering DIAAD and may not be able to protect this technology through any trade secrets that we may hold or future patents, if any, that we may seek to obtain.

The manufacture, use or sale of our current product candidates or any future product candidates may infringe on the patent rights of others, and we may be forced to litigate if an intellectual property dispute arises.

Should third parties patent specific cells, systems, receptors, molecular antibodies or other items that we are seeking to utilize in our development activities, we may be forced to license rights from these parties or abandon our development activities if we are unable to secure these rights on attractive terms or at all. In light of the large number of companies and institutions engaged in research and development in the cellular therapy and molecular antibody fields, we anticipate that many parties will be seeking patent rights for many cellular or molecular antibody based technologies and that licensing and cross licensing of these rights among various competitors may arise. Our lead vaccine product candidate utilizes six antigens for which we will be required to obtain licenses from a number of other parties before we can commercialize this product candidate. There is no assurance that we will be able to obtain these licenses on attractive terms or at all, which could result in our having to reformulate or abandon this product candidate. In addition, Cedars-Sinai has previously granted another institution rights to the use of certain peptide materials that we may seek to incorporate into one or more of our cellular-based therapy product candidates. We may be required to obtain a license from that other institution if we wish to use these materials. If we are unable to obtain this license, we would be required to develop vaccine products without the potential enhanced benefits that could be provided by these materials.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our current product candidates or any future product candidates;

•	be unable to conduct or participate in the manufacture, use or sale of product candidates or methods of treatment requiring licenses;

•	lose patent protection for our inventions and products; or

•	find our patents are unenforceable, invalid, or have a reduced scope of protection.

Parties making such claims may be able to obtain injunctive relief that could effectively block our ability to further develop or commercialize our current product candidates or any future product candidates in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could substantially harm us. Litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 28, 2009.

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